Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

November 15, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221046)

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on October 22, 2018 regarding post-effective amendment no. 17 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) of the Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”). The Amendment was filed on September 7, 2018 to register two new series of the Trust: Invesco Multi-Factor Defensive Core Fixed Income ETF and Invesco Multi-Factor Income ETF (collectively, the “Funds” with each, a “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below and struck through the deleted disclosure to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Also, we confirm that, where applicable, comments to one Fund will be made to the disclosure of the other Fund.

1. Comment:	[Both Funds] Please provide in your correspondence letter a completed fee table and expense example for each Fund.

Response:	The completed fee table and expense example for each Fund are included in Appendix A to this letter.

2. Comment:

[Both Funds] In the “Principal Investment Strategies” section, please disclose how the Underlying Index identifies “emerging market” countries, or provide a cross-reference to where such definition is provided.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

November 15, 2018

Response:	The disclosure in each Fund’s summary prospectus has been revised to identify those countries that are considered emerging market countries according to each Underlying Index’s methodology:

As of November 1, 2018, the following countries were classified as emerging markets by the Index Provider: Brazil, Chile, China, Colombia, Czech Republic, Greece, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey, the United Arab Emirates and Vietnam.

3. Comment:	[Both Funds] In the “Principal Investment Strategies” section of the Fund’s summary prospectus, please disclose the number of securities that the Fund generally will hold in its portfolio.

Response:

As each Fund intends to use a sampling methodology to track its respective index, the number of securities that a Fund will hold will frequently vary. However, the prospectus already includes disclosure regarding how many securities typically will be included in each Fund’s underlying index. In addition, the prospectus describes the quantitative analysis that Invesco Capital Management LLC (the “Adviser”) will employ to select securities from a universe of eligible securities to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to an underlying index in terms of key risk factors, performance attributes and other characteristics. It also notes that when employing a sampling methodology, the Adviser bases the quantity of holdings in a Fund on a number of factors, including asset size of the Fund, and generally expects the Fund to hold less than the total number of securities in its underlying index.

Additionally, we note that the disclosure states that the Adviser will invest each Fund in as many securities as the Adviser believes necessary to achieve the Fund’s investment objective, including seeking correlation over time of 0.95 or better between a Fund’s performance and the performance of its underlying index. As such, the Adviser believes the current disclosure is responsive to the Staff’s comment and respectfully decline to amend the disclosure.

4. Comment:

[Both Funds] Each Fund’s “Principal Investment Strategies” section states that “the Fund does not purchase all of the securities in the Underlying Index; instead, the Fund utilizes a ‘sampling’ methodology to seek to achieve its investment objective.” Consider providing disclosure that explains what is meant by a “sampling” methodology.

Response:	The disclosure in each Fund’s summary prospectus has been revised in accordance with the Staff’s comment, as follows:

The Fund does not purchase all of the securities in the Underlying Index; instead, the Fund utilizes a “sampling” methodology to seek to achieve its investment objective. A “sampling” methodology means that the Adviser uses a quantitative analysis to select securities from the Underlying Index universe to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

November 15, 2018

5. Comment:

[Both Funds] The section “Principal Risks of Investing in the Fund” in each Fund’s summary prospectus contains “Liquidity Risk,” which states that that “[i]f the Fund invests in illiquid securities or current portfolio securities become illiquid, it may reduce the returns of the Fund because the Fund may be unable to sell the illiquid securities at an advantageous time or price.” Please clarify if a Fund intends to invest in illiquid securities. If so, please disclose such investments as part of the principal investment strategies of the Fund.

Response:	The Funds do not intend to invest in illiquid securities as a principal investment strategy. As such, we have removed “Liquidity Risk” from the summary prospectus of each Fund.

6. Comment:

[Invesco Multi-Factor Defensive Core Fixed Income ETF] The section “Principal Risks of Investing in the Fund” contains “Non-Investment Grade Securities Risk.” We note that this asset class is not disclosed in the Fund’s principal investment strategies. Please add discussion of investments in junk bonds to the “Principal Investment Strategies” section or remove this as a principal risk of the Fund.

Response:

As noted in the Fund’s “Principal Investment Strategies” section, the Fund may invest in U.S. dollar-denominated bonds rated higher than B- or equivalent by ratings agencies. Because a common definition of “investment grade” would not include all such bonds, the Adviser believes that disclosing the risks associated with investments in non-investment grade bonds is appropriate.

7. Comment:

[Both Funds] The disclosure in the section “—Additional Risks of Investing in the Fund” includes a “Short-Term and Intermediate-Term Bond Risk.” Please clarify if investments in these securities are a principal investment strategy of either Fund. If so, please disclose such strategy in the Fund’s summary prospectus and move this risk disclosure to the summary prospectus of that Fund.

Response:

Although the Funds, as a principal investment strategy, do not specifically invest in bonds of any duration, the Funds may include short and intermediate term bonds within their portfolios as a byproduct of their investment strategies. As such, the Adviser believes the risk disclosure is appropriate.

8. Comment:

[Both Funds] We note that both Funds issue creation units generally in exchange for the deposit or delivery of cash, rather than in-kind, and therefore the Funds do not have the same tax benefits as traditional in-kind ETFs. Accordingly, please revise the “Tax-Advantaged Structure of ETFs” section to note this fact.

Response:

The section title of “Tax-Advantaged Structure of ETFs” has been revised to “Tax Structure of ETFs” and the disclosure within that section has been revised in accordance with the Staff’s comment, as follows:

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

November 15, 2018

Unlike interests in conventional mutual funds, which typically are bought and sold only at their closing NAVs, the Shares are traded throughout the day in the secondary market on a national securities exchange, and are created and redeemed principally for cash in Creation Units at each day’s next calculated NAV. Because the Funds will create and redeem shares principally in cash, investments in a Fund’s shares will not typically gain the tax-advantaged benefits associated with exchange-traded funds that create and redeem shares principally in-kind. ~~To the extent that a Fund permits transactions in-kind, such~~ Such in-kind arrangements are designed to protect shareholders from the adverse effects on a ~~Fund’s~~ fund’s portfolio that could arise from frequent cash creation and redemption transactions. In a conventional mutual fund and exchange-traded funds that do not effect transactions principally in-kind, redemptions can have an adverse tax impact on taxable shareholders because the ~~mutual~~ funds may need to sell portfolio securities to obtain cash to meet such redemptions. These sales may generate taxable gains that must be distributed to the shareholders of the ~~mutual~~ fund, whereas an in-kind redemption mechanism generally will not lead to a tax event for a Fund (to the extent it uses in-kind redemptions) or its shareholders. ~~However, because each Fund intends to effect creations and redemptions principally for cash, investments in a Fund’s Shares may be less tax-efficient than investments in shares of conventional ETFs that utilize an in-kind redemption process.~~

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Adam Henkel, Senior Counsel at Invesco, at (630) 684-6724 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:    Anna Paglia, Esq.

    Adam Henkel, Esq.

    Alan Goldberg, Esq.

    Eric Purple, Esq.

APPENDIX A

Invesco Multi-Factor Defensive Core Fixed Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.12%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.12%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$12	$39

Invesco Multi-Factor Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.16%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$16	$52